Filed pursuant to Rule 433

Free Writing Prospectus

Registration Statement No. 333-167728

March 2, 2011

Perry Ellis International, Inc.

This pricing supplement should be read in conjunction with and is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated February 28, 2011 and the accompanying prospectus dated November 26, 2010 (together the “Preliminary Prospectus”). The information in this pricing supplement supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Capitalized terms used herein and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

Issuer:	Perry Ellis International, Inc.

Issue:	7.875% Senior Subordinated Notes Due 2019 (the “Notes”)

Offering Size:	$150,000,000

Ranking:	Senior Subordinated

Maturity:	April 1, 2019

Coupon:	7.875%

Interest Payment Dates:	Semiannually in arrears on April 1 and October 1 of each year, beginning October 1, 2011

Record Dates:	March 15 and September 15

Yield:	7.875%

Issue Price:	100%, plus accrued interest, if any, from March 8, 2011

Trade Date:	March 2, 2011

Settlement Date:	March 8, 2011

Optional Redemption:	On or after April 1, 2014 the Issuer may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below:

	Year 2014 2015 2016 2017 and thereafter	Percentage 105.906% 103.938% 101.969% 100.000%

At any time prior to April 1, 2014, the Issuer may redeem all or a portion of the Notes, at a redemption price of 100% of the principal amount of the Notes plus accrued and unpaid interest, plus the “make whole premium” described in the Preliminary Prospectus.

Equity Clawback:	At any time prior to April 1, 2014, the Issuer may redeem up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 107.875% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the redemption date.

CUSIP:	714615 AA9

ISIN:	US714615AA92

Joint-Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc.

Co-Manager:	Wells Fargo Securities, LLC

Concurrent Equity
Offering:	The Issuer is selling 2.0 million shares of its common stock at a price of $28.00 per share, for net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses, of approximately $52.6 million in a concurrent equity offering. The closing of the Notes offering is contingent on the closing of the common stock offering.

Additional Disclosure –
Conflicts of Interest:

Because certain underwriters of this offering are also lenders under our senior credit facility and because certain underwriters of this offering are holders of the Issuer’s 8-7/8% Senior Subordinated Notes due 2013 and because more than 5% of the proceeds of this offering will be used to redeem the 8-7/8% Senior Subordinated Notes due 2013 and to repay a portion of the amounts outstanding under that credit facility, a conflict of interest under FINRA Rule 5121 is deemed to exist.

Accordingly, this offering will be conducted in accordance with that rule and Deutsche Bank Securities Inc. will act as “qualified independent underwriter” for this offering.

Additional Disclosure -
Permitted Payments:

As described under “Description of Notes – Certain Covenants – Restricted Payments,” the Permitted Payment included in paragraph (b)(2) is:

(2) the redemption, repurchase, retirement, defeasance or other acquisition of any Subordinated Indebtedness of the Company or any Subsidiary Guarantor or of any Equity Interests of the Company in exchange for, or out of the net cash proceeds of the sale within 120 days (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(B) of the preceding paragraph (a);

Other financial information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Merrill Lynch at 800-294-1322 or email: dg.prospectus_requests@baml.com or Deutsche Bank Securities at 800-503-4611 or email: prospectusrequest@list.db.com.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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